SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
F +49 6227 7-57575
info@sap.com

SAP SE, Dietmar-Hopp-Allee 16, 69190 Walldorf

February 27, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Notice of disclosure filed in Annual Report on Form 20-F, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SAP SE has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ending December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on February 27, 2020.

Respectfully submitted,

SAP SE

By:	/s/ Jochen Scholten	By:	/s/ Alexander Leyh
Name:	Jochen Scholten	Name:	Alexander Leyh
Title:	General Counsel	Title:	Chief Legal Counsel

SAP SE

vertreten durch ihren Vorstand: Christian Klein (Co-CEO), Jennifer Morgan (Co-CEO), Adaire Fox-Martin, Michael Kleinernier, Luka Mucic.

Dr. lng, Jurgen Miller, Stelan Ries, Thomas Saueressig

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 719915

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

Steuernummer: 32497/82215; USt-IdentNr.: DE 143454214